United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number:  1-9210

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Occidental Petroleum Corporation Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Occidental Petroleum Corporation

5 Greenway Plaza, Suite 110

Houston, Texas 77046

OCCIDENTAL PETROLEUM CORPORATION

SAVINGS PLAN

Index

		Page

Report of Independent Registered Public Accounting Firm		3

Statements of Net Assets Available for Benefits - As of December 31, 2022 and 2021		4

Statements of Changes in Net Assets Available for Benefits - Years ended December 31, 2022 and 2021		5

Notes to Financial Statements		6

Supplemental Schedules *

1	Schedule H, Line 4i – Schedule of Assets (Held at End of Year) - December 31, 2022	22

2	Schedule H, Line 4j – Schedule of Reportable Transactions - Year ended December 31, 2022	23

Signatures		24

Exhibit Index		25

* Other supplemental schedules have been omitted because they are not applicable or are not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm

To the Occidental Petroleum Corporation Pension and Retirement Plan Administrative Committee and
Plan Participants of Occidental Petroleum Corporation Savings Plan
Houston, Texas
Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Occidental Petroleum Corporation Savings Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years ended December 31, 2022 and 2021, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years ended December 31, 2022 and 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022 and schedule of reportable transactions for the year ended December 31, 2022 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2016.

Houston, Texas
June 27, 2023

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Net Assets Available for Benefits
As of December 31, 2022 and 2021
(Amounts in thousands)

	2022	2021
Assets:
Cash	$—	$1

Investments:
At fair value:
Short-term investment fund	15,453	9,219
Common stock	753,087	391,366
Plan interest in master trust accounts	1,787,467	2,081,252
Total investments at fair value	2,556,007	2,481,837
At contract value:
Plan interest in master trust accounts	332,450	295,228
Total investments at contract value	332,450	295,228

Receivables:
Notes receivable from participants	25,022	24,250
Interest and dividends	1,618	135
Participant contribution	3,132	—
Employer contribution	2,180	—
Total receivables	31,952	24,385
Total assets	2,920,409	2,801,451

Net assets available for benefits	$2,920,409	$2,801,451

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2022 and 2021
(Amounts in thousands)

	2022	2021
Changes to net assets attributable to:
Investment income (loss):
Interest	$248	$—
Dividends	6,487	534
Net appreciation in fair value of investments	454,598	162,839
Plan interest in master trust accounts investment income (loss)	(356,774)	331,381
Total investment income	104,559	494,754

Interest income on notes receivable from participants	1,358	1,526
Contributions:
Participant	109,490	99,192
Employer	80,785	70,893
Participant rollovers	8,829	10,280
Total contributions	199,104	180,365
Deductions:
Benefits paid to participants	184,437	216,185
Administrative expenses	1,626	1,996
Total deductions	186,063	218,181

Net increase	118,958	458,464

Net assets available for benefits:
Beginning of year	2,801,451	2,342,987
End of year	$2,920,409	$2,801,451

See accompanying notes to the financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
Notes to Financial Statements
December 31, 2022 and 2021

(1)    Description of the Plan

The following description of the Occidental Petroleum Corporation Savings Plan (the Plan) provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)    General

The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation (Oxy, or the employer), a Delaware corporation, and participating subsidiaries (collectively, the Company).

The Plan is intended to be a tax-qualified plan containing a qualified cash or deferred arrangement and employee stock ownership plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

(b)    Plan Administration

The Plan is administered by the Pension and Retirement Trust and Investment Committee as to investment decisions and by the Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the Committees). The Plan document provides that a fiduciary appointment officer has sole authority to appoint, remove, and monitor members of the Committees. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants.  Bank of New York Mellon Trust Company N. A. (the Trustee) is the trustee and custodian of the trust fund, which holds all of the assets of the Plan.

(c)    Contributions

Participant Contributions – Each year, participants may contribute up to the maximum contribution percentage of compensation to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code (IRC) limitations.  For 2022 and 2021, the employee contribution percentage limits were 30% for non-Highly Compensated Employees and 15% for Highly Compensated Employees. Participants age 50 or older by the end of the Plan year were permitted to contribute additional before-tax catch-up contributions to the Plan up to $6,500 for 2022 and 2021. The Plan permits Roth contributions and in-plan Roth rollover contributions.

    Newly eligible participants who do not affirmatively elect to opt out of making contributions are automatically enrolled in the Plan with a before-tax contribution amount of 5% of base pay.

Employer Matching Contributions – The employer matching contributions for non-collectively bargained employees is an amount equal to 200% of a participant’s contribution up to the first 2% of eligible compensation, and 100% of the next 3% of eligible compensation. Certain collectively bargained employees also fall under this matching formula, as negotiated by their respective unions. Other collectively bargained employees received employer matching contributions between 85% and 100%, as negotiated by their respective unions, up to the first 6% of eligible compensation that a participant contributes to the Plan. All employer contributions are invested in the Oxy Stock Fund.  All vested participants may elect to transfer their employer matching contributions to other investment funds.

The Plan allows active employees who are eligible to participate in the Plan to roll over into the Plan all or part of the taxable money received in an eligible rollover distribution from another employer's tax-qualified retirement plan.

(d)    Participant Accounts

    All participant contributions and the earnings thereon are allocated to each participant’s accounts and are invested in accordance with the participant’s investment elections in accordance with Section 404(c) of ERISA. Participants who do not make an investment election are automatically enrolled in the Plan’s qualified default investment alternative.

Each participant’s account is credited with the participant’s elected contribution, the employer’s respective matching contribution, and allocations of the respective fund’s investment income and losses, and investment manager fees.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(e)    Vesting

Participants are vested immediately in their contributions and employer matching contributions, plus actual earnings thereon. Participants are also fully vested in dividends paid on the portion of their employer matching contributions invested in the Oxy Stock Fund.

(f)    Notes Receivable From Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum amount equal to the lesser of (i) $50,000 reduced by the highest outstanding principal loan balance during the preceding 12 months, if any; (ii) 50% of their vested account balance; or (iii) an amount that would require monthly payroll deductions for repayment not greater than 25% of the participant's monthly base compensation. Loan terms may range from one to five years for general purpose loans and six to ten years for primary residence loans. The maturity dates on currently outstanding notes receivable from participants range from January 2023 to December 2032. The loans are secured by the balance in the participant's account at the time the loan is approved. Loan interest rates are fixed on first day of the month prior to the calendar month in which the loan is funded and rates are reasonable compared to similar loans issued by other lenders, in accordance with the Plan. Interest rates ranged from 3% to 9% on loans outstanding as of December 31, 2022 and from 3% to 7% on loans outstanding as of December 31, 2021. Principal and interest are paid ratably through payroll deductions.

(g)    Distributions

Generally, on termination of service, participants may elect to receive the vested portion of their account balance under one of the distribution options allowed by the Plan.  Participants may elect to receive distributions from their vested account balance in the Oxy Stock Fund in cash or in shares of Oxy common stock.

Pursuant to the CARES Act, effective April 21, 2020 the Plan adopted the provisions of the CARES Act that allowed for qualified individuals to make a Coronavirus-Related Distribution (CRD) of up to $100,000 beginning on or after January 1, 2020 and before December 31, 2020. Participants have up to three years to repay the CRD. The portion of a CRD that is not repaid by a participant will be taxable income to the participant, but the 10% early withdrawal penalty is waived.

(h)    Forfeited Accounts

Forfeited nonvested accounts are used to pay reasonable costs of administering the Plan and reduce employer contributions. At December 31, 2022 and 2021, the balance of forfeited nonvested accounts was not material. Increases to the forfeiture account balance are primarily related to nonvested account balances of previously terminated participants and the forfeiture of unclaimed benefits, in accordance with the Plan document. These amounts are expected to be used to reduce future contributions, or reinstate account balances if such participants are located.

During 2022 and 2021, no forfeitures were used to reduce employer contributions.

(i)    Expenses

Certain administrative fees are paid by participants through their Plan accounts. Other expenses of maintaining the Plan are paid by the Company and are excluded from these financial statements. Investment related expenses are included in net appreciation (depreciation) in fair value of investments.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Accounting

The financial statements of the Plan are prepared on the accrual method of accounting.

(b)    Use of Estimates

The process of preparing financial statements in conformity with United States generally accepted accounting principles (U.S. GAAP) requires management to make informed estimates and judgments regarding certain types of financial statement balances and disclosures. Changes in facts and circumstances or discovery of new information relating to such transactions and events may result in revised estimates and judgments and actual results may differ from estimates upon settlement but generally not by material amounts. Management believes that these estimates and judgments provide a reasonable basis for the fair presentation of the Plan’s financial statements.

(c)    Investment Valuation and Income Recognition

The Plan’s investments are reported at fair value, with the exception of fully benefit-responsive investment contracts, which are reported at contract value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements. See Note 4 for a discussion of contract value investments.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes gains and losses on investments bought and sold as well as held during the year.

(d)    Payment of Benefits

Benefits are recorded when paid.

(e)    Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance, plus any accrued but unpaid interest and classified as a note receivable in the accompanying statements of net assets available for benefits. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan.

(f)    Reclassifications

Certain amounts in prior years have been reclassified to conform to the current year’s presentation.

(3)     Fair Value Measurements

Plan assets are measured at fair value, based on the priorities of the inputs to valuation techniques used to measure fair value, in a three-level fair value hierarchy: Level 1 – using quoted prices in the active markets for identical assets or liabilities; Level 2 – using observable inputs other than quoted prices for identical assets or liabilities; and Level 3 – using unobservable inputs. Transfers between levels, if any, are recognized at year end.

The following is a description of the valuation methodologies used for the Plan assets that are measured at fair value:

(a)    Common Stocks and Preferred Stocks

Common stocks and preferred stocks are valued at the closing price reported on the active market on which the individual securities are traded.

(b)    Mutual Funds

Generally, mutual funds are valued at the net asset value (NAV) of the shares held by the Plan.  If publicly registered, the value of the mutual fund can be obtained through quoted market prices in active markets.

(c)    Short-Term Investment Fund

The short-term investment fund is valued at the NAV of the shares held by the Plan.

(d)    Common/Collective Trusts

The common/collective trusts are valued at the NAV of the units provided by the fund issuer.  The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less liabilities. At December 31, 2022 and 2021, there were no redemption restrictions on these investments.

(e)    Corporate Bonds

Corporate bonds are valued using quoted market price when available.  If quoted market prices are not observable, corporate bonds are valued using pricing models with market observable inputs from both active and non-active markets.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021 (amounts in thousands).  The tables do not include the Plan’s interest in master trust accounts presented in separate individual tables (see Note 6).

	Assets at fair value as of December 31, 2022
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$753,087	$753,087
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	753,087	753,087

Investments measured at NAV:
Short-term investment fund		15,453
Investments at fair value, excluding
Plan’s interest in master trusts	$753,087	$768,540

	Assets at fair value as of December 31, 2021
	Level 1	Total
Common stock
Occidental Petroleum Corporation	$391,366	$391,366
Total assets the fair value hierarchy, excluding
Plan’s interest in master trusts, at fair value	391,366	391,366

Investments measured at NAV:
Short-term investment fund		9,219
Investments at fair value, excluding
Plan’s interest in master trusts	$391,366	$400,585

(4)     Guaranteed Investment Contracts Master Trust Account

The Plan invests in a Guaranteed Investment Contracts (GIC) Master Trust Investment Account, managed by Invesco (GIC MTIA). The account’s key objectives are to provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. To accomplish these objectives, the GIC MTIA invests primarily in wrapper contracts also known as synthetic GICs.

Because the synthetic GICs are fully benefit-responsive, contract value is the relevant measure for the GIC MTIA. Contract value, as reported to the Plan by Invesco, represents contributions made under the contract, plus earnings, less participant withdrawals, and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value for the synthetic GICs is determined based on the fair value of the underlying assets, which consist of various fixed income common/collective trusts.

Crediting interest rate resets are applied to specific investment contracts, as determined at the time of purchase.  The reset values for security-backed investment interest rates are a function of contract value, market value, yield, and duration.  General account investment rates are based on a predetermined index rate of return plus a fixed-basis point spread. The relationship of future crediting interest rates and the adjustment to contract value reported on the statement of net assets available for benefits is provided through the mechanism of the crediting interest rate formula. The difference between the contract value and the fair market value of the investments of each contract is periodically amortized into each contract’s crediting interest rate. The key factors that influence future crediting interest rates for the synthetic GIC and the wrapper contracts include, but are not limited to, the level of market interest rates, the Plan cash flow, the investment returns generated by the fixed income investments that back the contract or the duration of the underlying investments backing the contract.

The following represents the disaggregation of contract value between types of investment contracts held by the Plan (amounts in thousands):

	As of December 31,
	2022	2021
Short-term investment fund	$17,170	$8,936
Synthetic guaranteed investment contracts:
Common/collective trusts	454,367	419,311
Total synthetic guaranteed investment contracts	454,367	419,311

Total investments	$471,537	$428,247

The Plan’s ability to receive amounts due is dependent on the contract issuer’s ability to meet its financial obligations. The contract issuer’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

There are certain events not initiated by participants that limit the ability of the GIC MTIA to transact with the contract issuer at contract value.  These events include, but are not limited to: (i) termination of the Plan, (ii) company election to withdraw from a contract in order to change investment provider, and (iii) termination of a contract upon short notice due to the loss of the Plan’s qualified status or material and adverse changes to the Plan’s provision.  The Committees are not aware of any such event being contemplated at this time.

In addition, certain events allow the contract issuer to terminate the contracts with the Plan and settle at an amount different from contract value. Such events include, but are not limited to: (i) a breach of material obligation under the contract, (ii) a material misrepresentation, and (iii) a material amendment to the agreement without the consent of the contract issuer.

(5)    Oxy Stock Fund

The Oxy Stock Fund is a unitized stock fund which includes shares of Oxy’s common stock, valued at quoted market price, and may also include interest earning cash.

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund, which includes both participant-directed and non-participant-directed investments, is as follows (amounts in thousands):

	As of December 31,
	2022	2021
Net assets:
Short-term investment fund	$15,425	$9,147
Oxy common stock	752,935	391,366
Interest and dividends receivable	63	135
	$768,423	$400,648

	Year ended December 31,
	2022	2021
Changes in net assets:
Contributions	$83,972	$77,597
Investment income	5,177	536
Net appreciation in fair value of investments	459,298	155,908
Transfers between funds	(138,087)	(41,740)
Benefits paid to participants	(42,442)	(24,573)
Administrative expenses	(143)	(119)
Changes in net assets	$367,775	$167,609

(6)    Plan Interest in Master Trust Accounts

The Plan participates in the Occidental Petroleum Corporation Defined Contribution Plan Master Trust (DCP Master Trust), which invests in various funds that are available to participants including Target Date Funds, Index Funds, and Active Funds. The Plan and the Oxy Retirement Plan each own an undivided interest in the DCP Master Trust.

During 2022 and 2021, the Plan also invested in the following Master Trust Investment Accounts (MTIA): a synthetic GIC fund managed by Invesco (GIC MTIA), a small cap equity fund managed by Alliance Bernstein Institutional Investment Management (Bernstein MTIA), and a separate international growth fund managed by Baillie Gifford (Baillie Gifford MTIA).   The Plan and the Oxy Retirement Plan each own an undivided interest in the GIC MTIA.  The Plan and the Oxy Master Retirement Trust each own an undivided interest in the Bernstein MTIA. The Plan, the Oxy Retirement Plan, and the Oxy Master Retirement Trust each own an undivided interest in the Baillie Gifford MTIA.

The following table presents the Plan interest in each master trust account (amounts in thousands):

	As of December 31,
	2022	2021
Plan interest in master trust accounts:
DCP Master Trust, at fair value	$1,711,786	$1,986,090
GIC MTIA, at contract value	332,450	295,228
Baillie Gifford MTIA, at fair value	2,640	1,642
Bernstein MTIA, at fair value	73,041	93,520
Net assets	$2,119,917	$2,376,480

The following table presents the fair value of net assets held by the DCP Master Trust, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2022		2021
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of DCP Master Trust:
Assets:
Investments at fair value as determined by quoted market price:
Short-term investment fund	$83	$57	$293	$198
Common/collective trusts	2,094,452	1,431,690	2,434,855	1,649,045
Common stocks	11,672	7,979	16,742	11,339
Mutual funds	397,808	271,927	480,508	325,432
Total investments	2,504,015	1,711,653	2,932,398	1,986,014
Receivables:
Accrued investment income	252	172	174	118
Total receivables	252	172	174	118
Total assets	2,504,267	1,711,825	2,932,572	1,986,132
Liabilities:
Due to broker for securities purchased	57	39	62	42
Total liabilities	57	39	62	42
Net assets of DCP Master Trust	$2,504,210	$1,711,786	$2,932,510	$1,986,090
Plan’s percentage interest in DCP Master Trust net assets		68%		68%

The following table presents the changes in the net assets of the DCP Master Trust, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year Ended December 31,
	2022	2021
Net appreciation (depreciation) in fair value of investments:
Common/collective trusts	$(420,443)	$349,630
Common stocks	(4,685)	4,205
Mutual funds	(97,851)	59,400
Net appreciation (depreciation)	(522,979)	413,235
Interest and dividends	12,820	10,789
Less investment expenses	(613)	(728)
Investment income (loss)	(510,772)	423,296

Transfers in	434,465	391,893
Transfers out	(351,993)	(428,073)
Changes in net assets	$(428,300)	$387,116

The following tables provide fair value measurement information for the DCP Master Trust, in which the Plan owns an undivided interest at December 31, 2022 and 2021 (amounts in thousands):

	Assets at fair value as of December 31, 2022
	Level 1	Level 2	Total
Common stocks	$11,672	$—	$11,672
Mutual funds	397,808	—	397,808
Total assets in the fair value hierarchy	409,480	—	409,480

Investments measured at NAV
Short-term investment fund			83
Common/collective trusts			2,094,452
Total assets at fair value			$2,504,015

	Assets at fair value as of December 31, 2021
	Level 1	Level 2	Total
Common stocks	$16,742	$—	$16,742
Mutual funds	480,508	—	480,508
Total assets in the fair value hierarchy	497,250	—	497,250

Investments measured at NAV
Short-term investment fund			293
Common/collective trusts			2,434,855
Total assets at fair value			$2,932,398

The following table presents the net assets held by the GIC MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2022		2021
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets:
Investments, at contract value (see Note 4):
Short-term investment fund	$17,170	$12,111	$8,936	$6,163
Synthetic guaranteed investment contracts:
Common/collective trusts - fixed income funds	454,367	320,485	419,311	289,182
Total investments	471,537	332,596	428,247	295,345
Receivables:
Accrued investment income	61	43	—	—
Total receivables	61	43	—	—
Total assets	471,598	332,639	428,247	295,345
Liabilities:
Due to broker for securities purchased	34	24	—	—
Accrued expenses	234	165	170	117
Total liabilities	268	189	170	117
Net assets of GIC MTIA	$471,330	$332,450	$428,077	$295,228
Plan’s percentage interest in GIC MTIA net assets		71%		69%

The following table presents the changes in net assets of the GIC MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2022	2021
Interest Income	$9,335	$8,056
Less investment expenses	(422)	(626)
Total investment income	8,913	7,430

Transfers in	94,543	56,817
Transfers out	(60,203)	(76,840)
Changes in net assets	$43,253	$(12,593)

The following table presents the fair value of the net assets held by the Baillie Gifford MTIA, in which the Plan owned an undivided interest at December 31, 2022 and 2021 (amounts in thousands).

	As of December 31,		As of December 31,
	2022		2021
	Master Trust Balances	Plan's Interest in Master Trust Balances	Master Trust Balances	Plan's Interest in Master Trust Balances
Assets of Baillie Gifford MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Collateral received for securities loaned	$7,053	$411	$3,431	$149
Short-term investment fund	671	39	885	39
Common stocks	43,514	2,537	35,483	1,546
Preferred stocks	998	58	1,014	44
Total investments	52,236	3,045	40,813	1,778
Cash and cash equivalents	55	3	34	1
Receivables:
Due from broker for securities sold	—	—	317	14
Accrued investment income	67	4	40	2
Foreign currency contracts	—	—	325	14
Total receivables	67	4	682	30
Total assets	52,358	3,052	41,529	1,809
Liabilities:
Due to broker for securities purchased	18	1	86	4
Payable under securities lending agreement	7,053	411	3,431	149
Foreign currency contracts	—	—	326	14
Total liabilities	7,071	412	3,843	167
Net assets of Baillie Gifford MTIA	$45,287	$2,640	$37,686	$1,642
Plan’s percentage interest in Baillie Gifford MTIA net assets		6%		4%

The following table presents the changes in the net assets of the Baillie Gifford MTIA, in which the Plan owned an undivided interest at December 31, 2022 and 2021, as stated in the table above (amounts in thousands).

	Year ended December 31,
	2022	2021
Net appreciation (depreciation) in fair value of investments:
Foreign currency transactions	$(789)	$(2,928)
Common stocks	(13,993)	(11,190)
Preferred stocks	(166)	411
Net depreciation	(14,948)	(13,707)
Interest and dividends	296	840
Less investment expenses	(202)	(350)
Investment loss	(14,854)	(13,217)

Transfers in	25,583	118,949
Transfers out	(3,128)	(68,046)
Changes in net assets	$7,601	$37,686

    The following table provides fair value measurement information for the Baillie Gifford MTIA, in which the Plan owned an undivided interest at December 31, 2022 and 2021, (amounts in thousands).

	Assets at fair value as of December 31, 2022
	Level 1	Level 2	Total
Collateral received for securities loaned	$—	$7,053	$7,053
Common stocks	43,514	—	43,514
Preferred stocks	998	—	998
Total assets in the fair value hierarchy	44,512	7,053	51,565

Investments measured at NAV
Short-term investment fund			671
Total assets at fair value			$52,236

	Liabilities at fair value as of December 31, 2022
Foreign currency contracts	$—	$—	$—
Total liabilities at fair value	$—	$—	$—

	Assets at fair value as of December 31, 2021
	Level 1	Level 2	Total
Collateral received for securities loaned	$—	$3,431	$3,431
Common stocks	35,483	—	35,483
Preferred stocks	1,014	—	1,014
Foreign currency contracts	—	325	325
Total assets in the fair value hierarchy	36,497	3,756	40,253

Investments measured at NAV
Short-term investment fund			885
Total assets at fair value			$41,138

	Liabilities at fair value as of December 31, 2021
Foreign currency contracts	$—	$326	$326
Total liabilities at fair value	$—	$326	$326

The Baillie Gifford MTIA participates in the Trustee’s Securities Lending Program (the Securities Lending Program) for its U.S. securities held in custody at the Trustee.  Under the Securities Lending Program, these securities are loaned by the Trustee to third-party broker-dealers in exchange for collateral (primarily cash), in compliance with the Department of Labor’s collateral requirements.  The collateral is at least 102% of the fair value of the borrowed securities. The cash received as collateral is invested in the Trustee’s Institutional Cash Reserves Fund, which is a short-term investment fund, or the Trustee’s Overnight Government Fund, which is an overnight government reverse repurchase investment fund.

The fair value of the Baillie Gifford MTIA securities loaned was approximately $6,699,000 and $3,249,000 at December 31, 2022 and 2021, respectively. Cash collateral of approximately $7,053,000 and $3,431,000 was held at December 31, 2022 and 2021 respectively, with an offsetting liability.  Income earned during 2022 and 2021 was approximately $5,000 and $49,000, respectively, net of bank fees of approximately $3,000 and $27,000 respectively. This income is included as interest income for the Baillie Gifford MTIA.

The Baillie Gifford MTIA uses foreign currency derivatives to reduce foreign currency risk. The Baillie Gifford MTIA did not designate these swaps as hedging instruments. Approximately $27,000 and $7,000 net loss from these derivatives were recognized in net depreciation for the year ended December 31, 2022 and 2021, respectively.

There were no foreign currency swap contracts outstanding as of December 31, 2022. The following table shows the notional amount and fixed weighted average contract rate of foreign currency swap contracts outstanding as of December 31, 2021 (dollar amounts in thousands).

	December 31, 2021
	Receive U.S. Dollars		Pay U.S. Dollars
Currency	Notional	Fixed Weighted Average Contract Rate	Notional	Fixed Weighted Average Contract Rate
EUR	278	1.133231	—	—
CHF	—	—	2	0.912271
DKK	—	—	49	6.563250

The Baillie Gifford MTIA's foreign currency swaps outstanding at December 31, 2021 settled in January 2022. The Baillie Gifford MTIA’s derivative instruments did not require collateral by either party. All of the Baillie Gifford MTIA’s derivative transactions were in the OTC market and as a result, were subject to counterparty credit risk to the extent the counterparty was unable to meet its settlement commitments. The Baillie Gifford MTIA’s sole counterparty is the Bank of New York Mellon, a related party.

The following table presents the fair value of net assets held by the Bernstein MTIA, in which the Plan owns an undivided interest (amounts in thousands):

	As of December 31,
	2022		2021
	Master Trust Balances	Plan's Interest in Master Trust Accounts	Master Trust Balances	Plan's Interest in Master Trust Accounts
Assets of Bernstein MTIA:
Assets:
Investments at fair value as determined by quoted market price:
Collateral received for securities loaned	$5,403	$4,946	9,305	$8,493
Short-term investment fund	1,934	1,771	2,838	2,590
Common stocks	78,215	71,604	100,000	91,273
Total investments	85,552	78,321	112,143	102,356
Receivables:
Due from broker for securities sold	—	—	16	15
Accrued investment income	68	62	62	56
Total receivables	68	62	78	71
Total assets	85,620	78,383	112,221	102,427
Liabilities:
Due to broker for securities purchased	50	46	52	47
Payable under securities lending agreement	5,403	4,946	9,305	8,493
Other	382	350	402	367
Total liabilities	5,835	5,342	9,759	8,907
Net assets of Bernstein MTIA	$79,785	$73,041	$102,462	$93,520
Plan’s percentage interest in Bernstein MTIA net assets		92%		91%

The following table presents the changes in the net assets of the Bernstein MTIA, in which the Plan owns an undivided interest, as stated in the table above (amounts in thousands):

	Year ended December 31,
	2022	2021
Net appreciation (depreciation) in fair value of investments:
Common stocks	$(17,259)	$26,281
Interest and dividends	1,614	1,408
Less investment expenses	(703)	(895)
Investment income (loss)	(16,348)	26,794

Transfers in	6,406	26,455
Transfers out	(12,735)	(27,091)
Changes in net assets	$(22,677)	$26,158

The following table provides fair value measurement information for the Bernstein MTIA, in which the Plan owns an undivided interest at December 31, 2022 and 2021 (amounts in thousands):

	Assets at fair value as of December 31, 2022
	Level 1	Level 2	Total
Collateral received for securities loaned	$—	$5,403	$5,403
Common stocks	78,215	—	78,215
Total assets in the fair value hierarchy	78,215	5,403	83,618

Investments measured at NAV
Short-term investment fund			1,934
Total assets at fair value			$85,552

	Assets at fair value as of December 31, 2021
	Level 1	Level 2	Total
Collateral received for securities loaned	$—	$9,305	$9,305
Common stocks	100,000	—	100,000
Total assets in the fair value hierarchy	100,000	9,305	109,305

Investments measured at NAV
Short-term investment fund			2,838
Total assets at fair value			$112,143

The Bernstein MTIA also participated in the Securities Lending Program for its U.S. securities held in custody at the Trustee to provide incremental income during the years ended December 31, 2022 and 2021.  Details of the Securities Lending Program are discussed above.

The fair value of securities loaned was approximately $5,256,000 and $8,787,000 at December 31, 2022 and 2021, respectively. Cash collateral of approximately $5,403,000 and $9,305,000 was held at December 31, 2022 and 2021, respectively, with an offsetting liability. Income earned during 2022 and 2021 was approximately $7,000 and $5,000, respectively, net of bank fees of approximately $4,000 and $3,000, respectively. This income is included as interest income for the Bernstein MTIA.

(7)    Related-Party Transactions

The Trustee and Oxy are parties in interest as defined by ERISA.  The Trustee invests certain Plan assets in its Collective Short-Term Investment Fund and the Oxy Stock Fund.  Such transactions qualify as party-in-interest transactions permitted by the Department of Labor regulations. Oxy paid approximately $663,000 and $750,000 on behalf of the Plan to various vendors for the Plan’s administrative expenses during 2022 and 2021, respectively.

(8)    Plan Termination

Although it has not expressed any intent to do so, Oxy has the right under the Plan’s provisions to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

(9)    Tax Status

The Internal Revenue Service (IRS) has determined and informed Oxy, by a letter dated September 25, 2013, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that preserves its tax-qualified status, with the exceptions of certain immaterial operational errors that have been, or are being, remedied in compliance with applicable programs of the IRS or the Department of Labor.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

(10)    Risks and Uncertainties

The Plan invests in various types of investment securities.  Investment securities are exposed to various risks, such as interest rate, market, and credit risks.  Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Risks associated with the Oxy Stock Fund include those disclosed by Oxy in its annual report on Form 10-K filed with the U.S. Securities and Exchange Commission and its other public filings and disclosures.

Additionally, some mutual funds invest in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies.  These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments.  Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

Certain derivative financial instruments are used by the Plan’s equity and fixed-income investment managers to remain fully invested in the asset class and to hedge currency risk.

As of December 31, 2022 and 2021, approximately 26% and 14%, respectively, of total Plan investments were invested in shares of Oxy common stock.

The Plan Sponsor’s operations, financial condition, cash flows and levels of expenditures are highly dependent on oil prices and, to a lesser extent, NGL and natural gas prices, the Midland-to-Gulf-Coast oil spreads, chemical product prices and inflationary pressures in the macro-economic environment. The average WTI price per barrel for the three months ended March 31, 2023 was $76.13, compared to $82.65 for the three months ended December 31, 2022. Oil prices decreased in the first quarter of 2023 as inflation and economic concerns signaled a potential decrease in energy demand, despite the ongoing global impact of the Russia-Ukraine war. It is expected that the price of oil will be volatile for the foreseeable future given the current geopolitical risks, evolving macro-economic environment that impacts energy demand, future actions by OPEC and non-OPEC oil producing countries and the Biden Administration's management of the U.S. Strategic Petroleum Reserve. Occidental works to manage inflation impacts by capitalizing on operational efficiencies, locking in pricing on longer-term contracts and working closely with vendors to secure the supply of critical materials. As of March 31, 2023, substantially all of Occidental's outstanding debt is fixed rate.

(11)    Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 to be filed by October 16, 2023 (amounts in thousands):

	As of December 31,
	2022	2021
Net assets available for benefits per the financial statements	$2,920,409	$2,801,451
Amounts allocated to withdrawing participants	(234)	(445)
Net assets available for benefits per the Form 5500	$2,920,175	$2,801,006

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 to be filed by October 16, 2023 (amounts in thousands):

	Year ended December 31,
	2022	2021
Benefits paid to participants per the financial statements	$184,437	$216,185
Amounts allocated to withdrawing participants at December 31, 2022 and 2021	234	445
Amounts allocated to withdrawing participants at December 31, 2021 and 2020	(445)	(3,537)
Benefits paid to participants per the Form 5500	$184,226	$213,093

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31st, but are not yet paid as of that date.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 1
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
(Dollar amounts in thousands)

(a)	(b)	(c)	(d)	(e)
		Description of investment,
		including maturity date, rate of
Related	Identity of issue, borrower,	interest, collateral, par, maturity		Current
party	lessor, or similar party	value, or duration	Cost (1)	value

	Short-Term Investment Fund:
*	BNY Short-Term Investment Fund (2)	A collective trust investing in short-term securities, 15,453,300 units		15,453
	Common stock:
*	Occidental Petroleum Corporation (2)	Common stock, 11,955,653 shares	326,676	753,087

*	Notes receivable from participants	1,953 participant loans, various maturities ranged from January 2023 to December 2032, interest rates range from 3% to 9%, balances collateralized by participant account		25,022
	Plan interest in master trust accounts:
	Oxy Defined Contribution Plan Master Trust Account	Participation in master trust agreement		1,711,786
	Oxy Combined Baillie Gifford Master Trust	Master trust investment account, 499,536 units		2,640
	Oxy Combined Alliance Bernstein Master Trust	Master trust investment account, 747,557 units		73,041
	Guaranteed Investment Contracts Master Trust	Master trust investment account, 14,105,052 units		332,450
		Total Plan interest in master trust accounts		2,119,917
		Total		$2,913,479

(1)	Cost information omitted for participant-directed investment.
(2)	Includes non-participant-directed investments.
*	Represents a party-in-interest, as defined by ERISA.

See accompanying independent auditor’s report.

OCCIDENTAL PETROLEUM CORPORATION	Schedule 2
SAVINGS PLAN
EIN #95-4035997, Plan #001
Schedule H, Line 4j - Schedule of Reportable Transactions
Year ended December 31, 2022
(Dollar amounts in thousands)

Identity of party involved	Description of asset (includes interest rate and maturity in case of loan)	Purchase Price	Selling Price	Lease Rental	Expense Incurred with Transaction	Cost of Asset	Current Value of Asset on Transaction Date	Net gain
Series of transactions:
* Bank of New York	EB Temporary Investment Fund:
	213 Acquisitions	$165,096	$—	$—	$—	$165,096	$165,096	$—
	270 Dispositions	$—	$158,861	$—	$—	$158,861	$158,861	$—

*  Represents a party-in-interest, as defined by ERISA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Occidental Petroleum Corporation Savings Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN

By	/s/ Michele Oubre
Michele Oubre - Chair of the
Occidental Petroleum Corporation
Pension and Retirement Plan Administrative Committee

Dated:  June 27, 2023

Exhibit Index

Exhibit
No.	Exhibit

23.1	Consent of Independent Registered Public Accounting Firm